Exhibit 23.1

                     Consent of Independent Auditors

The Board of Directors
ARV Assisted Living, Inc.:

We consent to the incorporation by reference in the registration statement dated April 6, 2000, on Form S-8 of ARV Assisted Living, Inc. of our report dated March 2, 2000, relating to the consolidated balance sheets of ARV Assisted Living, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1999, and the nine-month period ended December 31, 1997, and the related financial statement schedule, which report appears in the December 31, 1999, annual report on Form 10-K of ARV Assisted Living, Inc.

                                        KPMG LLP


Orange County, California
March 30, 2000